April 18, 2006



VIA U.S. MAIL AND FACSIMILE:  (804) 788-8218

Melvin E.Tull, III, Esq.
Hunton & Williams
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, VA 23219
(804) 788-8200

Re:	Massey Energy Company
	Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, Filed April 14, 2006
      File No. 1-07775
      Soliciting Materials Filed Pursuant to Rule 14a-12 on
	April 13, 2006
      File No. 1-07775

Dear Mr. Tull:

We have reviewed your amended filing and have the following comments.

Schedule 14A

General

1. Unless the subject of a confidential treatment request or request pursuant to Rule 83, all materials submitted to the staff in response to comments should be filed as correspondence on EDGAR. In this regard, we note that none of the supporting materials provided on a supplemental basis have been filed as correspondence on EDGAR. Soliciting Materials Filed April 13, 2006

2. On pages 5-6 of the transcript of remarks, there are statements regarding the fact that you do not "expect to see a meaningful decline in the mineability of [y]our current active operations" and expect other "Central Appalachian producers will likely struggle to maintain volume [while] Massey will continue to grow." Please ensure you provide support for statements such as these that may be included in future soliciting materials.

3. We note the reference in these materials to the fact that the board deems the Third Point nominees to be less qualified. We remind you of our prior comment 21 and refer you to your response in which you delineated the basis for your statement. In future materials, please ensure you delineate the basis for your statement that the Third Point nominees are less qualified than the company`s director nominees.

Closing Comment

	Please furnish a cover letter, marked as correspondence on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing responses to our comments.

      Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3257 with any questions.

						Sincerely,


						Celeste M. Murphy,
						Special Counsel
						Office of Mergers and Acquisitions